<u>Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 8.24.2022</u>

1. Documents Uploaded:
   a. Amendment Filing Summary of Changes (new)
   b. Morgan Stanley Bank, N.A. – NFA Form 7-R (update)
      Principal updates:
      - **Remove:** Barry Goldstein as Chief Operating Officer
      - **Add:** Thomas Patrick Duffy as Chief Operating Officer
      - **Remove:** Eric Heaton as President and Director
      - **Add:** John MacDonald Ryan as President and Director
   c. Form SBSE-A: Schedule A Updates as indicated above (update)
   d. Items 13a and 13b – supplemental Information (previous updated)